Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended 31 March	Year Ended 30 September
(Millions of dollars, except ratios)	2014	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations (1)	$587.5	$1,042.5	$1,025.2	$1,171.6	$967.0	$565.3
Add (deduct):
Provision for income taxes	186.6	322.5	305.1	390.8	321.0	159.9
Fixed charges, excluding capitalized interest	76.3	166.9	146.7	139.4	146.3	147.8
Capitalized interest amortized during the period	4.6	10.3	9.5	9.0	8.7	7.7
Undistributed earnings of equity investees	(19.2)	(46.4)	(54.5)	(38.9)	(29.2)	(44.2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1.4)	—	—	—	—	—
Earnings, as adjusted	$834.4	$1,495.8	$1,432.0	$1,671.9	$1,413.8	$836.5
Fixed Charges:
Interest on indebtedness, including capital lease obligations	$62.0	$143.1	$116.0	$113.6	$121.8	$125.1
Capitalized interest	15.4	28.3	31.4	23.4	14.5	22.2
Amortization of debt discount premium and expense	2.8	2.1	10.6	5.6	5.6	4.7
Portion of rents under operating leases representative of the interest factor	11.5	21.7	20.1	20.2	18.9	18.0
Fixed charges (3)	$91.7	$195.2	$178.1	$162.8	$160.8	$170.0
Ratio of Earnings to Fixed Charges (2)	9.1	7.7	8.0	10.3	8.8	4.9
(1)

Income from continuing operations includes charges associated with business restructuring and cost reduction plans of $231.6 ($157.9 after-tax), $327.4 ($222.4 after-tax) and $298.2 ($200.3 after-tax) for fiscal years ending 30 September 2013, 2012 and 2009, respectively.

(2)

The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).

(3)

We are party to certain debt guarantees of equity affiliates. Since we have not been required to satisfy the guarantees, nor is it probable that we will, interest expense related to the guaranteed debt is not included in fixed charges.